September 9, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Youdao, Inc.

Post-Effective Amendment No. 5 to Form F-3 Filed August 26, 2022

File No. 333-252936

Attn:	Division of Corporation Finance

Office of Trade & Services

VIA EDGAR

Dear Nicholas Nalbantian and Mara Ransom:

This letter sets forth the responses of Youdao, Inc. (“Youdao” or the “Company”) to the comment the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 1, 2022. Concurrently with the submission of this letter, the Company is filing a post-effective amendment No. 6 to the Registration Statement on Form F-3 (the “Amendment No. 6”) and certain exhibit via EDGAR to the Commission for review in accordance with the procedures of the Commission. We have included herein the comment in bold, and the Company’s responses are set forth immediately below the comments.

Post-Effective Amendment No. 5 to Form F-3 filed August 26, 2022

Cover Page

1. When discussing the Holding Foreign Companies Accountable Act, please update your disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Response

Please refer to the cover page and pages 23 and 46 of the Amendment No. 6 in response to the Staff’s comment.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Youdao Inc.’s Amendment No. 6, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Youdao, Inc.

By:	/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer

cc: Li He

Davis Polk & Wardwell LLP